NAM TAI PROPERTY INC.
NO. 3, NANTAI ROAD, GUSHU COMMUNITY
XIXIANG TOWNSHIP, BAOAN DISTRICT
SHENZHEN CITY
GUANGDONG PROVINCE CHINA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 29, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NTP2021SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 29, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D63055-Z79746 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NAM TAI PROPERTY INC.

NAM TAI PROPERTY INC. RECOMMENDS A VOTE "AGAINST" EACH OF THE FOLLOWING:

	For	Against	Abstain
1. Resolution 1: THAT, Dr. Lai Ling Tam be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
2. Resolution 2: THAT, Mr. Vincent Fok be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
3. Resolution 3: THAT, Dr. Aiping Lyu be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
4. Resolution 4: THAT, Professor Si Zong Wu be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
5. Resolution 5: THAT, Dr. Wing Yan (William) Lo be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
6. Resolution 6: THAT, any director of the Company appointed since June 6, 2020 by way of a director's resolution be and is hereby removed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
7. Resolution 7: THAT, Michael Cricenti be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
8. Resolution 8: THAT, Bo Hu be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐

	For	Against	Abstain
9. Resolution 9: THAT, subject to there being a vacancy on the board of directors following the passing of at least one of the resolutions 1-5 to the left, Leung Lin Cheong Louis (Louis Leung) be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
10. Resolution 10: THAT, subject to there being a vacancy on the board of directors following the passing of at least two of the resolutions 1-5 to the left, Jeffrey Tuder be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
11. Resolution 11: THAT, subject to there being a vacancy on the board of directors following the passing of at least three of the resolutions 1-5 to the left, Cindy Chen Delano be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐
12. Resolution 12: THAT, subject to there being a vacancy on the board of directors following the passing of at least four of the resolutions 1-5 to the left, Paula J. Poskon be and is hereby appointed as a director of the Company with immediate effect from the close of the meeting of the members.	☐	☐	☐

Please sign exactly as name appears on the register of members of the Company. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign partnership name by authorized person, giving full title.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

D63056-Z79746

NAM TAI PROPERTY INC. MEETING OF MEMBERS

THIS PROXY IS SOLICITED ON BEHALF OF NAM TAI PROPERTY INC. PROXY

The undersigned, being a member of Nam Tai Property Inc. (the “Company”), hereby appoints LL Tam, or failing him, Raymond Wen, to be the undersigned’s proxy to vote for the undersigned at the meeting of members of the Company scheduled to be held on November 30, 2021 (and at any adjournment thereof, the “Requisitioned Meeting”) all shares of common stock of the Company which the undersigned would be entitled to vote if present at such meeting, and otherwise to represent the undersigned at such meeting with all powers possessed by the undersigned if personally present at such meeting, as specified below.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned. If no direction is given, this proxy will be voted “AGAINST” all of the resolutions as set forth on the reverse side (the “Resolutions”). Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holders on any other matter that may properly come before the Requisitioned Meeting. This proxy revokes any previously executed proxy with respect to the Resolutions.

This proxy will be valid until the completion of the Requisitioned Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Important Notice Regarding the Availability of Proxy Materials for the Meeting of Members:

The Notice and Proxy Statement is available at www.proxyvote.com.